Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of American Superconductor Corporation of our report dated May 25, 2017, relating to the consolidated financial statements of American Superconductor Corporation and its subsidiaries and the financial statement schedule as of March 31, 2017 and 2016 and for the years ended March 31, 2017, 2016, and 2015, and the effectiveness of internal control over financial reporting of American Superconductor Corporation and its subsidiaries as of March 31, 2017, appearing in the Annual Report on Form 10-K of American Superconductor Corporation for the year ended March 31, 2017. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ RSM US LLP

Boston, Massachusetts
February 5, 2018